UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

KITE PHARMA, INC.

(Name of Subject Company (Issuer))

DODGERS MERGER SUB, INC.

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

49803L109

(Cusip Number of Class of Securities)

Brett A. Pletcher, Esq.
Executive Vice President, General Counsel and Chief Compliance Officer

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, California 94404

650-574-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Stephen Arcano Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, NY 10036 (212) 735-3542	Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, MA 02210 (617) 573-4850

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*                 A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐            Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☒           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒           third-party tender offer subject to Rule 14d-1.
☐            issuer tender offer subject to Rule 13e-4.
☐            going-private transaction subject to Rule 13e-3.
☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer by Dodgers Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Gilead”), to acquire all of the outstanding shares of common stock of Kite Pharma, Inc., a Delaware corporation (“Kite”), at a price of $180.00 per share, net to the seller in cash, without interest, pursuant to an Agreement and Plan of Merger, dated August 27, 2017, among Kite, Gilead and Merger Sub.

Forward-Looking Statement

This document includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of Gilead and members of its senior management team. Forward-looking statements include, without limitation, statements regarding the business combination, its effect on Gilead’s revenues and earnings, the commercial success of Kite’s products, approval of axi-cel by the FDA, the ability of Gilead to advance Kite’s product pipeline, including axi-cel, the anticipated timing of clinical data; the possibility of unfavorable results from clinical trials; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; difficulties or unanticipated expenses in connection with integrating the companies; and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Kite’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of the transaction on relationships with employees, customers, other business partners or governmental entities; transaction costs; and other risks and uncertainties detailed from time to time in the companies’ periodic reports filed with the Securities and Exchange Commission, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K. All forward-looking statements are based on information currently available to Gilead, and Gilead assumes no obligation and disclaims any intent to update any such forward-looking statements.

Additional Information and Where to Find It

The tender offer described in this document has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Kite. A solicitation and an offer to buy shares of Kite will be made only pursuant to an offer to purchase and related materials that Gilead intends to file with the U.S. Securities and Exchange Commission.  At the time the offer is commenced, Gilead will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and Kite will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. Kite stockholders and other investors are urged to read the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement because they will contain important information which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of Kite at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the Commission’s web site at www.sec.gov. Free copies of these materials and certain other offering documents will be made available by Gilead by mail to Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, CA 94404, attention: Investor Relations, by phone at 1-800-GILEAD-5 or 1-650-574-3000, or by directing requests for such materials to the information agent for the offer, which will be named in the Tender Offer Statement.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Gilead and Kite file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Gilead or Kite at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Gilead’s and Kite’s filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at www.sec.gov.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Investor Presentation, dated August 28, 2017
99.2	Infographic by Gilead
99.3	Email sent to Gilead Operations Department and Senior Management on August 28, 2017
99.4	Email sent to Kite Employees on August 28, 2017
99.5	Tweet from Gilead, August 28, 2017
99.6	Tweet from Gilead, August 28, 2017
99.7	Tweet from Gilead, August 28, 2017
99.8	Tweet from Gilead, August 28, 2017
99.9	Tweet from Gilead, August 28, 2017
99.10	Tweet from Gilead, August 28, 2017
99.11	Tweet from Gilead, August 28, 2017